Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

To: All Jacobs and CH2M Employees

Date: 8/24/2017

Subject: IMO Leadership Announcement

Earlier this week we provided an overview of the Integration Management Office’s (IMO) mission, structure, scope and staffing approach. Now we would like to share who we’ve tasked with carrying out the IMO’s mission.

The IMO Steering Committee consists of Jacobs’ Chairman and CEO Steve Demetriou, Jacobs’ Chief Financial Officer Kevin Berryman, Jacobs’ President of Industrial and Buildings and Infrastructure Bob Pragada, Jacobs’ President of Aerospace and Technology Terry Hagen, and CH2M President of State & Local Governments Client Sector Greg McIntyre.

We report to the Steering Committee and provide direction to all IMO teams.

The IMO is split into three major areas:

1.	Central IMO teams
2.	Business teams
3.	Functional teams

An executive sponsor has been appointed for each of the three teams above, along with one leader from Jacobs and one leader from CH2M to provide team integration and leadership. Please note that Business Teams are not one-for-one aligned to the current Jacobs Line of Business structure.

The executive sponsor’s role is to provide vision and direction and to have a holistic view of all actions to maintain momentum and drive transformational change for the combined business. This is a part-time role and provides important guidance to the integration team leads.

The integration team leads provide the core leadership of each team. They are directly responsible for the integration planning recommendations and deliverables, and bring in whatever subject matter expertise, skills and focus are necessary to maximize revenue and cost synergies to create a combined firm.

These team lead individuals were selected to build our new, combined company, bringing the best of the best from each company. We are delighted that there is a great balance between Jacobs and CH2M in our selections. Please join us in congratulating these leaders and supporting them as they start this mission-critical work. They are getting engaged starting this week to review top planning priorities for the IMO and to review the work they are being asked to support. During our early meetings, the team will also plan to set broad timelines and key milestones, so stay tuned as we communicate the latest on their activities.

If you weren’t invited to be an IMO team leader, it doesn’t mean an opportunity doesn’t exist for you or others to get involved. Some teams will expand. Right now it is important that you stay focused on keeping our respective commitments to clients, projects, and each other for the remainder of the year.

Finally, as a reminder, integration can be complex and arduous; it involves structure and discipline, and we are only in the planning phase of this process. This is a journey we’ll be on for several months and likely more than a year, so we need your patience; we’re only starting to discover the strengths and capabilities both our great companies bring to the table.

Stay focused and be safe,

Gary Mandel	Lisa Glatch
EVP, Jacobs	EVP, CH2M

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.